UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41319

POET TECHNOLOGIES INC.
(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste. 1107
Toronto, Ontario M4P 1E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

The Company filed a Notice of Meeting and Management Information Circular (“Management Information Circular”) on SEDAR+ for the Company’s Annual General Meeting of Shareholders to be held on June 21, 2024 (the “Annual and Special Meeting”). The Annual and Special Meeting will be held virtually at 1:00 p.m. eastern time at the following web address: https://web.lumiagm.com/462387269. The record date for the meeting is May 9, 2024. The Company also filed a Notice of Annual and Special Meeting of Shareholders (“Notice”), a Form of Proxy, a Notice of Availability of Proxy Materials, a Voting Instructions Form and a Financial Statements Request Form. The Management Information Circular, Notice, Form of Proxy, Notice of Availability of Proxy Materials, Voting Instructions Form and Financial Statements Request Form are furnished herewith and attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6, respectively.

EXHIBIT LIST

Exhibit No.	Description

99.1	Notice of Meeting and Management Information Circular

99.2	Notice of Annual and Special Meeting of Shareholders

99.3	Form of Proxy

99.4	Notice of Availability of Proxy Materials

99.5	Voting Instructions Form

99.6	Financial Statements Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 17, 2024

POET TECHNOLOGIES INC.

By:	/s/ Thomas Mika
Name:	Thomas Mika
Title:	Executive Vice President and Chief Financial Officer